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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                         Commission File Number 000-23835
                                                                ---------
                            NOTIFICATION OF LATE FILING
(Check One): /X/  Form 10-K   Form 11-K   Form 20-F   Form 10-Q  Form N-SAR

For Period Ended:  June 30, 2000
                  ------------------------------------------------------------

  Transition Report on Form 10-K             Transition Report on Form 10-Q

  Transition Report on Form 20-F             Transition Report on Form N-SAR

  Transition Report on Form 11-K

For the Transition Period Ended: _____________________________________________

      READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR
TYPE.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_______________________.

                                    PART I
                           REGISTRANT INFORMATION

Full name of registrant   HomeSeekers.com, Incorporated
                          ----------------------------------------------------

Former name if applicable

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Address of principal executive office (STREET AND NUMBER)

6490 South McCarran Boulevard, Suite D-28
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City, state and zip code Reno, Nevada 89509
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                                    PART II
                            RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

/X/   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/   (b)   The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/X/    (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.


                                   PART III
                                   NARRATIVE


      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period (Attach extra sheets if needed.)

      The Company has not, without unreasonable effort or expense, been able to complete its Form 10-KSB for the year ended June 30, 2000 (the "Form 10-KSB") by the close of business on September 28, 2000 because:

             (i)   The Company's chief financial officer resigned in May 2000.

            (ii) On September 7, 2000, the Company's controller resigned for personal reasons. The controller's resignation was effective that same day.

            (iii) The Company's financial and accounting staff were unable to complete the closing of the accounting records or to complete and review the financial statements and disclosures in timely fashion to enable the independent auditors to complete the audit and report on the financial statements as of September 28, 2000.

      The Company expects to file the Form 10-KSB within the 15-day period provided for under Rule 12b-25.


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                                   PART IV
                             OTHER INFORMATION


            (1) Name and telephone number of person to contact in regard to this notification

Gregory L. Costley                (775)                 827-6886
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   (Name)                      (Area code)         (Telephone Number)

            (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            /X/ Yes      No

            (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

                                                             Yes          No

            If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            Because the Company's financial and accounting staff were unable to complete the financial statements and the audit of such financial statements is not completed, the Company is unable to provide a reasonable estimate of its results of operations at this time.

                        HomeSeekers.com, Incorporated
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                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 28, 2000           By /s/ Gregory L. Costley
     --------------------            -----------------------------------------
                                     Chairman of the Board and Chief Executive
                                     Officer

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                                  EXHIBIT A

HomeSeekers.com, Incorporated
6490 S. McCarran Boulevard, Suite D-28
Reno, Nevada  89509

Dear Sirs:

In accordance with the notification to the Securities and Exchange Commission on Form 12b-25 of HomeSeekers.com, Incorporated's inability to timely file its annual report on Form 10-KSB for the year ended June 30, 2000, the factors described in the succeeding paragraph make impossible the submission of our report as of a date which will permit timely filing of your 2000 annual report to the Commission.

The Company's chief financial officer resigned in May 2000 and the Company's controller resigned in September 2000. The Company's financial and accounting staff were unable to complete the closing of the accounting records or to complete and review the financial statements and disclosures in timely fashion to enable us to complete our audit and report on the financial statements as of September 28, 2000.

You are authorized to attach a copy of this letter as an exhibit to Form 12b-25 to the Securities and Exchange Commission.

Very truly yours,

Ernst & Young LLP
Reno, Nevada
September 28, 2000